Exhibit 1.01
Conflict Minerals Report
Express, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for the 2014 calendar year as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). Unless the context indicates otherwise, the terms "Express," "we," "its," "us," and "our" refer to Express, Inc. and its consolidated subsidiaries. As used herein, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite, and the derivatives tantalum, tin, and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This Conflict Minerals Report contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to improve our Conflict Minerals due diligence program and mitigate the risk that Conflict Minerals in our products benefit armed groups.
Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate, and are subject to risks, uncertainties, and changes in circumstances that are difficult to predict. Many factors could cause our actions or results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all, whether smelters and refiners and other market participants responsibly source Conflict Minerals, and political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “DRC Region”), the United States, or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.
Overview
Express is a specialty apparel and accessories retailer offering both women's and men's merchandise. We do not own or operate any manufacturing facilities and, as a result, we contract with third-party vendors for the production of all of our merchandise. For a further discussion of our products, please refer to our Annual Report on Form 10-K for the fiscal year ended January 31, 2015 filed with the Securities and Exchange Commission on March 27, 2015. The information contained in our Annual Report on Form 10-K is not incorporated by reference into our Form SD or this Conflict Minerals Report and should not be considered part of our Form SD or our Conflict Minerals Report.
Express is committed to a responsible supply chain. As part of this commitment, we are committed to (1) compliance with the Conflict Minerals Rule, and (2) avoiding the use of Conflict Minerals which may directly or indirectly finance or benefit armed groups engaging in human rights abuses in the DRC Region.
We estimate that less than 3% of all products we purchased for resale in 2014, based on cost, contain Conflict Minerals that we believe are necessary to the functionality or production of the products; and, in such products, Conflict Minerals constitute only a very small portion of the product content. For 2014, these products primarily included fashion jewelry and watches, and also included a small number of fashion accessories containing cell phone battery chargers which were purchased on a limited basis and are not part of our ongoing product assortment. Collectively, we refer to these products as “in-scope products.”
We do not directly source Conflict Minerals from mines, smelters, or refiners, and we believe that we are many levels removed from these upstream activities and the parties that are involved in them. Accordingly, we and our direct merchandise suppliers often have significant difficulty identifying upstream parties in these supply chains and have very little influence over them. Notwithstanding such challenges, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below, and our commitment to responsible sourcing.
Reasonable Country of Origin Inquiry Information
We conducted a reasonable country of origin inquiry with respect to the necessary Conflict Minerals contained in our in-scope products for 2014. Our outreach included suppliers that we identified as having provided, or that may have provided, us with in-scope products (our “Suppliers”). We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, visual inspection, supplier inquiries, and other information known to us. We also considered the degree of influence that we had over the materials, parts, ingredients, and components of the products.
For 2014, our Suppliers identified to us smelters and refiners that processed or may have processed the necessary Conflict Minerals contained in our in-scope products. According to information made available by our Suppliers and the Conflict-Free Sourcing Initiative (the "CFSI"), we believe that most of our in-scope products contain necessary Conflict Minerals that were sourced from smelters and refiners that are compliant with CFSI’s conflict-free smelter program protocols (“CFSP compliant smelters and refiners”), and that most of our in-scope products contain necessary Conflict Minerals from CFSP compliant smelters and refiners that source Conflict Minerals from outside the DRC region or from recycled or scrap sources. Based on information provided to us by our Suppliers, we believe that any necessary Conflict Minerals contained in our in-scope products that originated from the DRC Region were sourced from CFSP compliant smelters and refiners.
Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2014. These due diligence efforts are discussed in this Conflict Minerals Report.
For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence.
Due Diligence Program
Overview
Pursuant to the Conflict Minerals Rule, our due diligence measures relating to Conflict Minerals were designed to conform with, in all material aspects, the criteria set forth in the Organisation for Economic Co-Operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition, 2013) (the “OECD Guidance”).
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. The headings in the summary of our due diligence below conform to the headings used in the OECD Guidance for each of the five steps.
Establish Strong Company Management Systems
Conflict Minerals Policy. We have a policy that expresses our commitment to (1) compliance with the Conflict Minerals Rule, and (2) avoiding the use of Conflict Minerals which may directly or indirectly finance or benefit armed groups engaging in human rights abuses in the DRC Region. We communicate this policy to our employees involved in the production and sourcing of our products and to our direct suppliers.
In addition, our policy statement can be found in the “Sourcing and Labor Standards” section of our website at www.express.com.
Governance of Conflict Minerals Compliance. Our Senior Vice President & General Counsel and Executive Vice President of Sourcing and Production maintain responsibility for the continued implementation and oversight of our

Conflict Minerals compliance program. Senior staff in our Sourcing and Production department maintains responsibility for the day-to-day management and execution of the program. To assist us with our compliance efforts, we utilize outside counsel, participate in a working group with other retailers, and are members of the CFSI.
Process to Collect Information Regarding Conflict Minerals in the Supply Chain. In order to identify smelters and refiners in our supply chain and collect other information regarding the origin of Conflict Minerals in our supply chain, we distributed the most current Conflict Minerals Reporting Template developed by CFSI (the “Conflict Minerals Questionnaire”) to our Suppliers. For 2014, we sent the Conflict Minerals Questionnaire to each of our Suppliers with instructions on how to complete it, and received a response from each Supplier.
Training & Communication. Employees involved in the production and sourcing of our products are educated on the Conflict Minerals Rule and our policy. In addition, in 2014, we furnished our Suppliers with written training materials containing information about the Conflict Minerals Rule, our policy, and our compliance expectations, including how to complete the Conflict Minerals Questionnaire.
Identify and Assess Risk in the Supply Chain
We directed our Suppliers to provide us with information concerning the usage and source of Conflict Minerals in our in-scope products and their Conflict Minerals compliance program through the completion of the Conflict Minerals Questionnaire. Our personnel reviewed the Conflict Minerals Questionnaires received from our Suppliers and followed up with Suppliers that submitted incomplete responses, responses that we believed contained errors or inaccuracies, or that were otherwise determined not to be suitable by us, in each case requesting additional information. We also followed up with some of our Suppliers concerning the due diligence procedures that they followed. Based on the information provided to us by our Suppliers, we evaluated the risk that necessary Conflict Minerals in our in-scope products may have directly or indirectly financed or benefited armed groups engaging in human rights abuses in the DRC Region. Almost all of the processors of Conflict Minerals identified by our Suppliers were CFSP compliant smelters and refiners. A small number of Suppliers indicated that they were able to identify some but not all of the smelters and refiners of the necessary Conflict Minerals contained in our in-scope products.
Design and Implement a Strategy to Respond to Identified Risks
We monitor and report on risk to designated senior management on an ongoing basis. Our Conflict Minerals compliance team reports the findings of its compliance efforts to our Senior Vice President & General Counsel and Executive Vice President of Sourcing and Production. Our risk mitigation strategy allows for a flexible response that is commensurate with the risks identified.
Based on our risk assessment described above, we intend to take the following steps in respect of 2015 to support our Conflict Minerals policy, improve our Conflict Minerals due diligence program, and reduce sourcing risks: (1) continue to follow the due diligence process described in this report for 2015 to the extent we determine to be appropriate; and (2) continue to encourage our Suppliers to purchase any Conflict Minerals from smelters certified as compliant by the CFSI.
Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
In connection with our due diligence, we utilized information made available by the CFSI concerning independent third-party audits of smelters and refiners.
Report on Supply Chain Due Diligence
We file a Form SD, and to the extent applicable a Conflict Minerals Report, with the Securities and Exchange Commission. The information in this Conflict Minerals Report is publicly available at the following Internet website: http://www.express.com/investor.
The information contained on our website is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

Product Determination, Smelter and Refiner, and Country of Origin Information
Based on our reasonable country of origin inquiry or due diligence, as applicable, with respect to the Conflict Minerals necessary to the functionality or production of our in-scope products for 2014:

•
According to information made available by our Suppliers and the CFSI, we believe that most of our in-scope products contain necessary Conflict Minerals that were sourced from CFSP compliant smelters and refiners, and that most of our in-scope products contain necessary Conflict Minerals from CFSP compliant smelters and refiners that source Conflict Minerals from outside the DRC region or from recycled or scrap sources.

•
Based on information provided to us by our Suppliers, we believe that any necessary Conflict Minerals contained in our in-scope products that originated from the DRC Region were sourced from CFSP compliant smelters and refiners.

Smelter and refiner CFSP compliance status indicated in this Conflict Minerals Report is as of January 2015. Smelters and refiners identified by our Suppliers were not necessarily compliant for all or part of 2014 and may not continue to be compliant for any future period.

4